U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

Tongsha Industrial Estate, East District

Dongguan, Guangdong

People’s Republic of China 523217

+86 769-8875-3300

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or  Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

EXPLANATORY NOTE

On March 9, 2020, the Registrant received a letter from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Registrant that, because the number of Total Holders of the Registrant’s Class A common shares was below 400, the Registrant did not meet the minimum Total Holders requirement set forth in Nasdaq Listing Rule 5450(a)(2). The Nasdaq notification letter has no immediate effect of the Registrant’s Class A common shares, which will continue to trade uninterrupted under the symbol “DOGZ.”

On March 11, 2020, the Registrant issued a press release entitled “Dogness Receives NASDAQ Notification Regarding Minimum Total Holders.” A copy of the please release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibits

The following document is filed herewith:

Exhibit Number	Document

99.1	Press release dated March 11, 2020, entitled “Dogness Receives NASDAQ Notification Regarding Minimum Total Holders”

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dogness (International) Corporation

	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

Dated: March 11, 2020